[redacted]

09057570

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26545

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bankers International Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11101 Roosevelt Blvd N
(No. and Street)

St. Petersburg	Florida	33716
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Graeme H. Smith — 727-823-4000 Ext. 4269
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gregory, Sharer & Stuart, P.A.
(Name – *if individual, state last, first, middle name*)

100 2nd Avenue South, Suite 600	St. Petersburg	Florida	33701
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 25 2009
Washington, DC
111

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 10 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Graeme H. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bankers International Securities, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Graeme H. Smith
Signature

President
Title

Nancy C. Haire
Notary Public

NANCY C. HAIRE
MY COMMISSION EXPIRES March 25, 2011
#DD 617659
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 ~~and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.~~ and Rule 17A-5(d)(4)
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (0) Report of Independent Registered Public Accounting Firm on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bankers International Securities, Inc.

Financial Statements

December 31, 2008 And 2007

Table Of Contents

Gregory, Sharer & Stuart, P.A.
Certified Public Accountants and Business Consultants

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Bankers International Securities, Inc.

We have audited the accompanying statements of financial condition of Bankers International Securities, Inc. (the Company) as of December 31, 2008 and 2007, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America and in accordance with the audit standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bankers International Securities, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules on pages 13 through 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gregory, Sharer & Stuart, P.A.

Gregory, Sharer + Stuart, P.A.

St. Petersburg, Florida
February 6, 2009

100 Second Avenue South • Suite 600 • St. Petersburg, Florida 33701-4336
727/821-6161 • FAX 727/822-4573
www.gsscpa.com

	December 31, 2008	December 31, 2007
Assets		
Cash	$ 21,966	$ 40,769
Certificates of deposit	40,000	20,000
Other assets	6,608	11,015
Total Assets	$ 68,574	$ 71,784
Liabilities And Stockholder's Equity		
Liabilities		
Accrued expenses	$ 6,532	$ 5,750
Due to affiliates	7,002	4,002
Income taxes payable	10,633	13,264
Total Liabilities	24,167	23,016
Stockholder's Equity		
Preferred stock - Class A; 12% cumulative; $10 par value; 1,000,000 shares authorized; no shares issued and outstanding in 2008 and 2007	-	-
Common stock, $.10 par value, 10,000 shares authorized; 100 shares issued and outstanding in 2008 and 2007	10	10
Additional paid-in capital	599,990	599,990
Accumulated deficit	(555,593)	(551,232)
Total Stockholder's Equity	44,407	48,768
Total Liabilities And Stockholder's Equity	$ 68,574	$ 71,784

See the accompanying notes to the financial statements.

Bankers International Securities, Inc.
Statements Of Operations

	Year Ended December 31, 2008		Year Ended December 31, 2007	
Revenues				
Interest	$	1,357	$	1,055
Service fee income		20,000		22,100
Miscellaneous income		-		35,000
		21,357		58,155
Expenses				
Administrative		28,349		21,394
(Loss) Income Before Income Tax Benefit (Expense)		(6,992)		36,761
Income Tax Benefit (Expense)		2,631		(13,833)
Net (Loss) Income	$	(4,361)	$	22,928

See the accompanying notes to the financial statements.

Bankers International Securities, Inc.
Statements Of Changes In Stockholder's Equity

	Preferred Stock	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance December 31, 2006	$ -	$ 10	$ 599,990	$ (574,160)	$ 25,840
Net income for 2007	-	-	-	22,928	22,928
Balance December 31, 2007	-	10	599,990	(551,232)	48,768
Net loss for 2008	-	-	-	(4,361)	(4,361)
Balance December 31, 2008	**$ -**	**$ 10**	**$ 599,990**	**$ (555,593)**	**$ 44,407**

	Year Ended December 31, 2008	Year Ended December 31, 2007
Cash Flows From Operating Activities		
Net (loss) income	**$ (4,361)**	$ 22,928
Adjustments to reconcile net (loss) income to net cash (used) provided by operating activities		
Decrease (increase) in operating assets		
Income tax receivable	**-**	569
Other assets	**4,407**	(7,144)
(Decrease) increase in operating liabilities		
Income tax payable	**(2,631)**	13,264
Accrued expenses	**782**	500
Net Cash (Used) Provided By Operating Activities	**(1,803)**	30,117
Cash Flows From Investing Activities		
Purchase of certificates of deposit	**(20,000)**	-
Cash Flows From Financing Activities		
Net advances from affiliate	**3,000**	120
Net (Decrease) Increase In Cash	**(18,803)**	30,237
Cash At Beginning Of Year	**40,769**	10,532
Cash At End Of Year	**$ 21,966**	$ 40,769

See the accompanying notes to the financial statements.

Note A - Operations And Summary Of Significant Accounting Policies

Nature Of Business

Bankers International Securities, Inc. (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and is a wholly-owned subsidiary of Bankers Financial Corporation (Parent).

The Company does not hold customer funds or safe-keep customer securities, and its operations are limited to the private placement of securities.

The Company's primary source of revenue is service fee income collected from two customers; one an unrelated third party and the other an affiliated company.

Securities Transactions

Securities transactions and related commission expense are recorded on a trade date basis in accordance with accounting principles generally accepted in the United States of America. Investment securities are valued at fair value, with the resulting net unrealized gains and losses reflected in earnings of the current period.

Related Party Transactions

The Company has management and cost sharing arrangements with its Parent and other related parties whereby costs are allocated based upon the scope of work and responsibilities performed by the Parent and other related parties for the benefit of the Company. In 2008 and 2007, the Company was charged approximately $18,400 and $12,800, respectively, under these agreements.

Income Taxes

The Company files a consolidated income tax return with its Parent and the Parent's subsidiaries. The method of allocation among the subsidiaries is subject to a written agreement, whereby allocation is made primarily on a separate return basis with the current credit for any net operating losses or other items utilized in the consolidated tax return. Accordingly, the amounts reflected in the accompanying statements of financial condition as income taxes payable actually represent amounts payable to other subsidiaries of the Parent.

The Company computes income taxes in accordance with Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*. SFAS No. 109 requires the asset and liability method of accounting for income taxes. Under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In June 2006, the FASB released FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes*. FIN 48 interprets the guidance in SFAS No. 109. When FIN 48 is implemented, reporting entities utilize different recognition thresholds and measurement requirements when compared to prior technical literature. On December 30, 2008, the FASB Staff issued FASB Staff Position (FSP) FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises*. As deferred by the guidance in FSP FIN 48-3, the Company is not required to implement the provisions of FIN 48 until fiscal years beginning after December 15, 2008. As such, the Company has not implemented those provisions in the accompanying 2008 financial statements.

Since the provisions of FIN 48 have not been implemented in accounting for uncertain tax positions, the Company continues to utilize its prior policy of accounting for these positions, following the guidance in SFAS No. 5, *Accounting for Contingencies*. Disclosure is not required of a loss contingency involving an unasserted claim or assessment when there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable. Using that guidance, as of December 31, 2008 and 2007, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

Use Of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note B - Certificate Of Deposit

The Company held a certificate of deposit of $20,000 in 2008 and 2007 with a bank which is a related party of the Company. The stated rate of interest is 2.22% and 4.50% at December 31, 2008 and 2007, respectively, with a maturity date of December 21, 2009.

During 2008, the Company purchased another certificate of deposit with an unaffiliated bank. The stated interest rate is 2.25% at December 31, 2008 with a maturity date of March 11, 2009.

Note C - Other Assets

Other assets primarily consist of service fees due from affiliates and prepaid expenses.

Note D - Service Fee

During both 2008 and 2007, the Company received an annual fee of $20,000 for brokerage services performed for one customer.

Additionally, during 2007, the Company received an annual fee of $2,100 for services performed for an affiliate. Other assets included amounts due from this affiliate of $2,100 at December 31, 2007.

Note E - Miscellaneous Income

The Company received a one time payment of $35,000 from the Financial Industry Regulatory Authority in August of 2007. This one time payment was a member benefit given in anticipation of expected economic efficiencies created by the consolidation of NASD and NYSE Member Regulation.

Note F - Income Taxes

Income tax (benefit) expense was ($2,631) and $13,833 for the years ended December 31, 2008 and 2007, respectively. Income tax (benefit) expense attributable to operations consists of the following for the years ended December 31:

	Current	Deferred	Total
2008			
Federal	$ (2,247)	$ -	$ (2,247)
State	(384)	-	(384)
	$ (2,631)	$ -	$ (2,631)
2007			
Federal	$ 11,811	$ -	$ 11,811
State	2,022	-	2,022
	$ 13,833	$ -	$ 13,833

Note G - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, and requires that aggregate indebtedness, as defined by the Rule, shall not exceed 1500% of net capital as defined. In December 2002, the Company received approval from the NASD to reduce its required net capital from $25,000 to $5,000. The Company must maintain a minimum net capital equal to or greater than its required net capital.

The net capital amount, the excess net capital, and the percentage of aggregate indebtedness to net capital at December 31, 2008 are as follows:

Net capital	$ 19,090
Excess net capital	$ 14,090
Percentage of aggregate indebtedness to net capital	127%

Supplementary Information

Bankers International Securities, Inc.
Computation Of Net Capital Under Rule 15c3-1 Of The Securities And Exchange Commission
December 31, 2008

Net Capital		
Stockholder's equity qualified for net capital	$	44,407
Less nonallowable assets		(5,217)
Net Capital Before Haircuts On Securities Positions		39,190
Less haircuts on security positions		
Certificates of deposit		(20,100)
Net Capital	$	19,090
Aggregate Indebtedness	$	24,167
Computation Of Basic Net Capital Requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	1,611
Excess net capital at 1500%	$	17,479
Excess net capital at 1000%	$	16,673
Percentage of aggregate indebtedness to net capital		127%

Bankers International Securities, Inc. was in compliance with Securities and Exchange Commission Rule 15c3-3 conditions of exemption for the year ended December 31, 2008 pursuant to subparagraph (k)(2)(i).

There were no differences between the computation of net capital under Rule 15c-3-1 included in this audited report and the computations included in the respondent's corresponding unaudited Form X-17a-5, Part II filing as of December 31, 2008.

Gregory, Sharer & Stuart, P.A.
Certified Public Accountants and Business Consultants

Report of Independent Registered Public Accounting Firm on Internal Control

To the Board of Directors and Stockholder
Bankers International Securities, Inc.

In planning and performing our audit of the financial statements of Bankers International Securities, Inc. (the Company) as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

100 Second Avenue South • Suite 600 • St. Petersburg, Florida 33701-4336
727/821-6161 • FAX 727/822-4573
www.gsscpa.com

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 17, 2009.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the audit committee, the board of directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gregory, Sharer & Stuart, P.A.

Gregory, Sharer + Stuart, P.A.

St. Petersburg, Florida
February 6, 2009

END